UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________________

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

______________________________________

Just Energy Group Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

48213W408
(CUSIP Number)

Pacific Investment Management Company LLC
Attention: Zephram Yowell, Senior Vice President, Senior Counsel
650 Newport Center Drive
Newport Beach, California 92660
(949) 720-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2022
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

13,872,207
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

13,872,207
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,872,207
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9%(1)
14.	TYPE OF REPORTING PERSON

IA, OO

(1)
The number of shares outstanding for purposes of this percentage calculation is based on the 48,078,637 Common Shares reported as issued and outstanding as of August 5, 2022, as reported in the Annual Report on Form 10-K filed by the Issuer on August 8, 2022.

AMENDMENT NO. 3 TO SCHEDULE 13D
This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed on October 8, 2020, as amended by Amendment No. 1 thereto filed on May 26, 2021 and by Amendment No. 2 thereto filed on May 16, 2022 (the “Schedule 13D”), relating to the common shares, no par value per share (the “Common Shares”), of Just Energy Group Inc., a Canada Business Corporations Act (“CBCA”) corporation. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise stated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Item 2.	Identity and Background.
Schedule A, as previously filed in this Item 2, is hereby amended and restated in its entirety, as set forth in Schedule A below.
Item 4.	Purpose of Transaction.
This Item 4 is hereby amended to add the following:
Support Agreement
In connection with the Issuer’s proceedings under the CCAA (the “CCAA Proceedings”) and under Chapter 15 of the United States Bankruptcy Code, on August 4, 2022, certain affiliates of PIMCO, including the PIMCO Entities and CBHT Energy I LLC (collectively, the “Sponsor”), entered into a support agreement (the “Support Agreement”) with (i) the Issuer and certain of its subsidiaries (collectively, the “Just Energy Entities”), (ii) Shell Energy North America (Canada) Inc., Shell Energy North America (US), L.P., and Shell Trading Risk Management, LLC and (iii) certain secured lenders of the Just Energy Entities party thereto. Capitalized terms used but not defined under this heading shall have the meaning ascribed to them in the Support Agreement.
The Support Agreement contemplates (i) a sale and investment solicitation process to be implemented in the CCAA Proceedings (the “SISP”) and (ii) the entry into a stalking horse transaction pursuant to the Transaction Agreement (as defined below), pursuant to which, among other things, (A) the Sponsor has agreed to act as a “stalking horse” bidder with respect to the SISP, (B) existing common shares and all other equity interests of the Issuer would be cancelled or redeemed for no consideration, (C) the issuance of new common equity and new preferred equity of the new parent company of the Just Energy Entities, which will be owned entirely by certain affiliates of PIMCO, and (D) the entry into the New Credit Agreement and the New Intercreditor Agreement on the terms set forth in the term sheets appended to the Support Agreement. An Order approving the SISP in the CCAA Proceedings will be sought from the Ontario Superior Court of Justice (Commercial List) (the “SISP Order”), and recognition of the SISP Order will be sought in the United States under Chapter 15 of the United States Bankruptcy Code.
The Support Agreement contains certain covenants on the part of the parties thereto, as well as certain conditions to the obligations of such parties and termination rights upon the occurrence of certain events, including, without limitation, (i) the failure to achieve certain milestones and certain breaches by the parties under the Support Agreement and (ii) the Sponsor not being the successful bidder under the SISP. Additionally, upon the execution of the Support Agreement, each of the previously-executed Plan Support Agreement and Backstop Commitment Letter and the transactions contemplated thereunder automatically terminated.

The material terms of the Transaction are set forth in the stalking horse term sheet attached as Exhibit C to the Support Agreement.
Transaction Agreement
In connection with the Support Agreement, on August 4, 2022, the Sponsor entered into a Transaction Agreement (the “Transaction Agreement”) with the Issuer, pursuant to which the Sponsor has agreed to act as a “stalking horse” bidder with respect to the SISP. Capitalized terms used but not defined under this heading shall have the meaning ascribed to them in the Transaction Agreement.
The Transaction Agreement contemplates, among other things:
i.
The acquisition by the Sponsor of newly issued common and preferred shares (as described in the Transaction Agreement, the “Purchased Interests”) of Just Energy (U.S.) Corp. (or its successor if converted into another entity prior to the Closing in accordance with the Implementation Steps) (collectively, including the other transactions contemplated by the Transaction Agreement, the “Transaction”), and upon the Closing the Sponsor will own all of the issued and outstanding equity of Just Energy (U.S.) Corp., which at the time following the effectiveness of the Implementation Steps will own all of the outstanding equity of the Issuer;

ii.
pursuant to and subject to the terms of the Vesting Order, the cancellation for no consideration of all Equity Interests of Just Energy (U.S.) Corp. (or its successor if converted into another entity prior to the Closing in accordance with the Implementation Steps) other than the Purchased Interests and the cancellation or redemption of all existing equity interests of the Issuer;

iii.
a Cash Purchase Price of approximately $184.8 million (plus up to an additional C$10 million under certain circumstances) and Credit Bid Consideration of approximately $229.46 million and C$170,652.60, plus all accrued and unpaid interest thereon through to and including the Closing Date;

iv.	the assignment and transfer by the Just Energy Entities of all Excluded Liabilities and Excluded Assets to one or more newly formed entities pursuant to the Vesting Order; and
v.
a Break-Up Fee of $14.66 million to be paid to the Sponsor upon the consummation of an Alternative Restructuring Proposal in the event of termination of the Transaction Agreement in certain specified circumstances.

The parties’ obligations under the Transaction Agreement are conditioned upon the satisfaction or waiver of all applicable conditions set forth in the Transaction Agreement, including, among others, the entry by the Ontario Superior Court of Justice (Commercial List) of the SISP Order and the Vesting Order, the completion of the Implementation Steps by the Just Energy Entities, the receipt of all required Transaction Regulatory Approvals and that upon the consummation of the Transaction, no Just Energy Entity will be a reporting issuer (or equivalent) under any United States or Canadian securities laws.
The foregoing are summaries of certain material terms of the Support Agreement and the Transaction Agreement. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits 99.5 and 99.6, respectively, and are incorporated herein by reference.

Except as described in this Amendment No. 3 to Schedule 13D in connection with the Transaction, or as would occur upon completion of any of the matters discussed herein, the PIMCO Entities do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item 6 is amended to add and incorporate the responses set forth in Item 4 herein in their entirety.

Item 7.	Material to be Filed as Exhibits.
The following additional materials are filed as Exhibits to this Amendment No. 3:
Exhibit 99.5
Support Agreement, dated as of August 4, 2022, by and among the Just Energy Entities, the Sponsor and the other parties thereto (incorporated by reference to Exhibit 10.9 to the Issuer’s Annual Report on Form 10-K, filed with the SEC on August 8, 2022).

Exhibit 99.6
Transaction Agreement, dated as of August 4, 2022, by and among Just Energy Group Inc. and the Sponsor (incorporated by reference to Exhibit 10.10 to the Issuer’s Annual Report on Form 10-K, filed with the SEC on August 8, 2022).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 8, 2022
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Bijal Parikh
Name: Bijal Parikh
Title: Executive Vice President, Funds Treasurer

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.
EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States
Libby Cantrill	Managing Director – Executive Committee, Head of Public Policy	United States
Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States
Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States
Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States
Mark R. Kiesel	Managing Director - Chief Investment Officer (Global Credit)	United States
Scott A. Mather	Managing Director - Chief Investment Officer (U.S. Core Strategies)	United States
Qi Wang	Managing Director - Chief Investment Officer, Portfolio Implementation	United States
Julie Meggers	Managing Director – Global Co-Head of Human Resources	United States
Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States
Jerome M. Schneider	Managing Director – Executive Committee	United States
Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States
Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States
Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States
Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States